Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325-6665

Media Release

August 14, 2014

Credit Suisse Announces Coupon Payments on its Gold Shares Covered Call ETN (ticker symbol “GLDI”) and its Silver Shares Covered Call ETN (ticker symbol “SLVO”).

•	On August 11, 2014, Credit Suisse declared Coupon Payments for the Gold Shares Covered Call ETN and the Silver Shares Covered Call ETN. Coupon details can be found in the table below.
•	The aforementioned ETNs are listed on the NASDAQ.

ETN Ticker	ETN Name	Ex-Date	Record Date	Payment Date	Coupon Payment	Coupon Frequency	Current Yield*†
GLDI	Gold Shares Covered Call ETN	8/18/14	8/20/14	8/26/14	$0.0774	Monthly	6.78%
SLVO	Silver Shares Covered Call ETN	8/18/14	8/20/14	8/26/14	$0.1169	Monthly	9.52%

* The “Current Yield” equals the current monthly Coupon Payment annualized and divided by the Closing Indicative Value of the applicable ETN on August 11, 2014.

† The Current Yield is not indicative of future monthly Coupon Payments, if any, on the ETNs. The monthly Coupon Payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares or the SLV shares, as applicable, and such payments do not represent fixed periodic interest payments.

Press Contact
Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs
ETN.Desk@credit–suisse.com, telephone +1 212-538-0859

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Coupon payments on the ETNs will vary and could be zero. Variable

Media Release August 14, 2014 Page 2 / 2

monthly coupon payments are generated from selling covered calls, which limits upside participation. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

GLDI:
Pricing Supplement dated January 28, 2013:
http://www.sec.gov/Archives/edgar/data/1053092/000089109213000653/e51690_424b2.htm
Pricing Supplement Addendum dated June 10, 2014:
http://www.sec.gov/Archives/edgar/data/1053092/000089109214004537/e59256_424b2.htm

SLVO:
Pricing Supplement dated April 16. 2013:
http://www.sec.gov/Archives/edgar/data/1053092/000089109213003364/e53194_424b2.htm
Pricing Supplement Addendum dated August 11, 2014:
http://www.sec.gov/Archives/edgar/data/1053092/000089109214006048/e60042_424b2.htm
Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2014, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.